SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
August 26, 2004



1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

237,750

8. SHARED VOTING POWER

20,000

9. SOLE DISPOSITIVE POWER

601,800_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

601,800

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.97%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

164,900

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

164,900_______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

164,900

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

1.63%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Airnet Systems Inc.
("ANS"). The
principal executive offices of ANS are located at 3939
International Gateway, Columbus, OH 43219.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Phillip Goldstein, 60
Heritage Drive, Pleasantville, NY 10570 and Andrew Dakos, 43
Waterford Drive, Montville, NJ 07045.

Phillip Goldstein is a self-employed investment advisor. He is also President of Kimball and Winthrop, Inc., an investment advisory firm. Andrew Dakos is President of Elmhurst Capital, Inc., an investment advisory firm and Managing Member of the general partner of Full Value Partners L.P., an investment fund.

During the last 5 years none of the reporting persons have been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Phillip Goldstein and Mr. Andrew Dakos are U.S. citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS Mr. Phillip Goldstein and Mr. Dakos have accumulated shares of the Issuer on behalf of accounts that are managed by them. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.

ITEM 4. PURPOSE OF TRANSACTION
The Reporting Persons believe that the Issuer's stock price is significantly less than its intrinsic value. They plan to enter into discussions with the Issuer's management to explore measures to enhance shareholder value.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the quarterly report filed on August 13, 2004 there were 10,085,829 shares outstanding as of August 2, 2004. The percentage set forth in this item (5a) was derived using such number.

Mr. Phillip Goldstein is deemed to be the beneficial owner of 601,800 shares of ANS or 5.97% of the outstanding shares. Mr.
Dakos is deemed to be the beneficial owner of 164,900 shares of ANS or 1.63%% of the outstanding shares.

b. Power to dispose of securities resides solely with Mr. Phillip Goldstein for 601,800 shares. Power to vote securities resides solely with Mr. Phillip Goldstein for 237,750 shares and jointly for 20,000 shares. Power to dispose and vote securities resides solely with Mr. Dakos for 164,900 shares.

c. During the last sixty days the following shares of common stock were purchased (there were no sales):

Andrew Dakos
9/3/04             27,000 @ 4.05
9/2/04             30,000 @ 4.05
9/1/04             95,000 @ 4.05
8/31/04     4,900 @ 4.05
8/30/04     35,000 @ 4.05

Phillip Goldstein
9/3/04    10,000 @ 4.0499
9/1/04    10,000 @ 4.05
8/27/04   20,000 @ 4.05
8/26/04   10,000 @ 4.03 and 105,000 @ 4.05
8/25/04   55,000 @ 4.05 and 6,400 @ 4
8/24/04   10,000 @ 4.05 and 20,400 @ 3.9975
8/23/04   15,000 @ 4.1
8/20/04   9,600 @ 4.1
8/17/04   15,000 @ 4
8/16/04   10,500 @ 3.9976 and 5,000 @ 4.016
8/13/04   7,200 @ 3.9
8/12/04   3,500 @ 3.9
8/11/04   3,300 @ 3.8748 and 1,000 @ 3.85
8/10/04   5,000 @ 3.9 and 100 @ 3.85
8/9/04    30,000 @ 3.9
8/7/04    20,000 @ 3.896
8/6/04    3,800 @ 4.0232 and 6,900 @ 4.0306
8/5/04    700 @ 4.05
7/30/04   5,000 @ 4.10
7/27/04   5,000 @ 4.15
7/23/04   4,800 @ 4 and 10,000 @ 4.05

d. Beneficiaries of accounts managed by Mr. Phillip Goldstein and Mr. Dakos are entitled to receive any dividends or sales proceeds.

e. NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1: Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/7/04

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:     Andrew Dakos

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D
(and all further amendments filed by them) with respect to the shares of ANS.

Dated: 9/7/04

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:     Andrew Dakos